Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 31, 2014.

Our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board, and reported in NIS. We maintain our accounting books and records in NIS and our functional currency is NIS. For the convenience of the reader, the reported NIS amounts as of June 30, 2014 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2014  (U.S. $1 = NIS 3.438). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. Certain amounts presented herein may not sum due to rounding.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Glossary of Certain Terms

As used herein, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to the “Company,” “we,” “our” and “Can-fite” refer to Can-fite BioPharma Ltd. (the “Registrant”) and its consolidated subsidiaries;

●	references to “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “HCV” refer to hepatitis C virus;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “OA” refer to osteoarthritis;

●	references to “RA” refer to rheumatoid arthritis; and

●	references to “NIS” are to New Israeli Shekels, the Israeli currency.

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR. Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory, oncological, ophthalmic diseases and more. We continue to develop and test our existing pipeline, while also testing other indications for our existing drug candidates and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products.

We have in-licensed three different A3AR ligands which represent our current pipeline of drug candidates under development and include two synthetic A3AR agonists, CF101 (known generically as IB-MECA) and CF102 (known generically as CI-IB-MECA) from the National Institute of Health, or NIH, and an allosteric modulator at the A3AR, CF602 from Leiden University. In addition, we have out-licensed CF101 for (i) the treatment of autoimmune diseases to Seikagaku Corporation, a Japanese public corporation, or SKK, for the Japanese market, (ii) for the treatment of rheumatoid arthritis or RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD, for the Korean market and (iii) for the treatment of ophthalmic diseases to Eye-Fite Ltd., or Eye-Fite, a wholly-owned subsidiary of OphthaliX for the global market.

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Our drug candidates, CF101, CF102 and CF602 are being developed to treat several autoimmune-inflammatory, oncological and ophthalmic indications. CF101 is in various stages of clinical development for the treatment of autoimmune-inflammatory diseases, including RA, psoriasis, and OA. CF101 is also being developed by OphthaliX for the treatment of ophthalmic indications, including glaucoma and uveitis. The CF102 drug candidate is being developed for the treatment of HCC and for the treatment of HCV. CF602 is our second generation allosteric drug candidate for the treatment of inflammatory diseases, which has shown proof of concept in in vitro and in vivo studies. In addition, we recently announced that we are planning to develop CF602 to treat sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We are currently: (i) conducting a Phase II/III trial with respect to the development of CF101 for the treatment of psoriasis; (ii) preparing for a Phase III study with respect to the development of CF101 for the treatment of RA; (iii) preparing for a Phase II study with respect to the development of CF101 for the treatment of OA; (iv) preparing for a Phase II study with respect to the development of CF102 for the treatment of HCC (and as part of this study, we will also test CF102 in patients with both HCC and HCV); and (v) preparing for further preclinical work with respect to the development of CF602. OphthaliX is currently: (i) conducting a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension; and (ii) initiating a Phase II study of CF101 for the treatment of uveitis.

Since inception, we have incurred significant losses in connection with our research and development. At June 30, 2014, we had an accumulated deficit of approximately NIS 292.4 million. Although we have begun to recognize revenues in connection with our out-licensing agreements with SKK, KD and OphthaliX, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings on the Tel Aviv Stock Exchange) and payments received under the licensing arrangements with SKK and KD. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of June 30, 2014, we had approximately $5.58 million or NIS 19.18 million, of cash and cash equivalents.

Results of Operations

Revenues

We did not record any revenues during each the six-month periods ended June 30, 2014 and 2013.

Research and development expenses

Research and development expenses for the six months ended June 30, 2014 were NIS 8.64 million (U.S. $2.51 million) compared with NIS 7.66 million (U.S. $2.23 million) for the same period in 2013. Research and developments expenses for the first half of 2014 comprised primarily of expenses associated with the initiation of a planned Phase II study for CF102 as well as expenses for pre-clinical studies of CF102.

General and administrative expenses

General and administrative expenses were NIS 5.42 million (U.S. $1.58 million) for the six months ended June 30, 2014 and NIS 6.59 million (U.S. $1.92 million) for the same period in 2013. The decrease is primarily due to a reduction in share based compensation expenses.

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Financial income, net

Financial income, net for the six months ended June 30, 2014 aggregated NIS 1.71 million (U.S. $0.50 million) compared to financial expenses, net of NIS 0.03 million (U.S. $0.01 million) for the same period in 2013. The increase in financial income, net in the first half of 2014 was mainly due to a decrease in the fair value of our warrants.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At June 30, 2014, we had approximately NIS 19.19 million (U.S. $5.58 million) in cash and cash equivalents, and have invested most of our available cash funds in short-term bank deposits. As of June 30, 2014, we raised approximately NIS 92 million, after deduction of offering expenses, as a private company until the consummation of the IPO and approximately NIS 200 million, after deduction of offering expenses, as a public company since the completion of the IPO. During 2013, we raised net proceeds of NIS 23.93 million from our Israeli public offering of ordinary shares, Series 10 and Series 11 Warrants in February, 2013 and further net proceeds of NIS 20.14 million from our private offering of ordinary shares and Series 12 Warrants in October of 2013. On March 10, 2014, we sold to accredited investors ADSs, and warrants to purchase additional ADSs resulting in net proceeds of approximately NIS 15.77 million.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund.

Net cash used in operating activities was NIS 17.46 million for the six months ended June 30, 2014, compared with net cash used in operating activities of NIS 15.09 million for the same period in 2013. The NIS 2.37 million increase in the net cash used in operating activities during the six months ended June 30, 2014 compared to the same period in 2013, was primarily the result of a decrease in fair value of warrants exercisable into shares and also the result of decrease in other accounts payable.

Net cash used in investing activities for the six months ended June 30, 2014 was NIS 0.03 compared to net cash used in investing activities of NIS 3.29 million for the same period in 2013. The NIS 3.32 million decrease in the net cash used in investing activities during the six months ended June 30, 2014 compared to the same period in 2013, was due to the fact that as of June 30, 2013 NIS 3.26 million from the cash was deposited in the bank for more than three months and therefor recorded as assets measured by fair value.

Net cash provided by financing activities was NIS 15.77 million for the six months ended June 30, 2014 compared to net cash provided by financing activities of NIS 25.84 million for the same period in 2013. The NIS 10.07 million decrease during the six months ended June 30, 2014 compared to the same period in 2013, was primarily the result of fact that the company raised less amounts from issuance of share capital and warrants and also the result that during the first six months of 2014 there were no sale of treasury shares.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of June 30, 2014, will be sufficient to fund our projected cash requirements through for the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our licensing arrangements;

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•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our platform and products;

•	the ability of us or our collaborators to achieve development milestones, marketing approval and other events or developments under our licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products or platforms;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our platform and products; and

•	payments to the OCS.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. We have also other alternative plans for financing our ongoing activities, if necessary, such as having the flexibility to control clinical trials costs and/or by monetizing our shares held by OphthaliX. There are no assurances that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. We believe that our current financial resources will be sufficient to continue the development of our products for at least twelve months from the balance sheet date.

Research and Development, Patents and Licenses, Etc.

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
CF 101	Preparing for a Phase III study in RA	Completion of preparatory work for Phase III study
	Ongoing Phase II/III in Psoriasis	Top line results are expected in first quarter 2015
	Ongoing Phase II in Glaucoma (via OphthaliX)	The full study data is expected to be announced in the third quarter of 2015
	Preparing for Phase II in Uveitis (via OphthaliX)	Completion of preparatory work for Phase II study
	Preparing for a Phase II in OA	Completion of preparatory work for Phase II study

CF 102	Phase II in HCC	Initiate patient enrollment in third quarter 2014

CF 602	Pre-Clinical Stage	Preparing for further pre-clinical work

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We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2011, 2012 and 2013 and for the six months ended June 30, 2014; and on an aggregate basis since project inception:

	($ in thousands)			Six Months Ended	Costs Since
	Year Ended December 31,			June 30,	Project
	2011	2012	2013	2014	Inception
CF 101	1,117	1,987	2,624	971	17,669
CF 102	250	15	268	890	2,278
CF 602	-	-	-	-	-

Other projects	-	-	-	-	1,710
Total gross direct project costs (1)	1,367	2,002	2,892	1,861	21,657

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

Under our licensing agreement with Eye-Fite, Eye-Fite is responsible for making payments to our licensor, the NIH, for certain patent rights relating to CF101.

From our inception through June 30, 2014, we have incurred research and development expenses of approximately $56 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	the development stage of the product candidate; and

•	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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